22004151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42658

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SEC Mail Processing
MAR 08 2022
Washington, DC

NAME OF FIRM: Axiom Capital Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 Fifth Avenue, Suite 5420
(No. and Street)

New York (City) NY (State) 10118 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David C Wright (Name) (212) 521-3820 (Area Code – Telephone Number) dwright@axiomcapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd, Suite 700 (Address) Denver (City) CO (State) 80237 (Zip Code)

October 20, 2003 (Date of Registration with PCAOB)(if applicable) 349 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Liam F. Dalton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Axiom Capital Management, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIA DICHIARA
NOTARY PUBLIC, STATE OF NEW YORK
NO: 01-W14939966
QUALIFIED IN RICHMOND COUNTY
COMMISSION EXPIRES: 08-01-2022

Notary Public

Signature:

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AXIOM CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Notes to Financial Statements	4 – 11

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BLVD, SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Axiom Capital Management, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Axiom Capital Management, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial position presents fairly, in all material respects, the financial condition of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Axiom Capital Management, Inc.'s auditor since 1994.

Denver, Colorado
February 25, 2022

Axiom Capital Management, Inc.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	387,882
Receivables:		
Clearing broker		1,842,730
Other		22,635
Affiliate		27,862
Property and equipment, net of accumulated depreciation of $125,047		9,795
Securities owned, at market value		6,920
Other assets		525,065
	$	**2,822,889**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and other liabilities	$	1,246,203
Unsecured loans payable		146,667
Secured loan payable		7,848
Total liabilities		1,400,718
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Common stock, par value $0.01 per share; 1,000 shares authorized; 108.75 shares issued and outstanding		1
Additional paid-in capital		2,832,577
Deficit		(1,345,407)
		1,487,171
Less treasury stock, at cost		(65,000)
Total shareholders' equity		1,422,171
	$	**2,822,889**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATUTE OF OPERATIONS

Organization - Axiom Capital Management, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC"), as well as, being a member of the Commodity Futures Trading Commission ("CFTC"), the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation, the Municipal Securities Rulemaking Board, and the National Futures Association. The Company is an introducing broker through its clearing agent, National Financial Services ("NFS"). In this capacity, as a broker dealer, the Company executes both agency and riskless principal transactions as well as participates in underwritings. The Company conducts business primarily with other broker-dealers on behalf of its customers. The majority of the Company's customers are located throughout the United States of America (the "USA).

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by NFS on a fully disclosed basis. The Company's agreement with NFS provides that the clearing broker will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act"). NFS also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - For purposes of cash flows, the Company considers money market funds with an original maturity of three months or less to be cash equivalents. At December 31, 2021, the Company had bank deposits in excess of the federally insured limit by $137,882. This is subject to loss should the bank cease business. The Company uses a high credit quality nationally recognized bank to limit this risk.

Property and Equipment - The Company provides for depreciation of furniture and fixtures, telecommunications equipment and computer equipment on the straight-line method based on estimated lives ranging between three to five years. Leasehold improvements, if any, are amortized over the term of the lease or the life of the improvements, whichever is shorter.

Fair Value Measurements - The Company values its securities in accordance with Accounting Standards Codification ("ASC") 820 - *Fair Value Measurements*. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in developing pricing models of the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs, as follows:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company may independently verify. Valuation adjustments and blockage discounts are not applied to Level 1 securities. These valuations are based on quoted prices that are readily and regularly available in an active market. Therefore, the valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Therefore, the valuation of these securities does entail a significant degree of judgment.

The availability of valuation techniques and observable inputs can vary from security to security and may be affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace and other characteristics particular to the transaction. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Revenue – Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") 2014-09 ("ASU 2014-09"). The core principle of ASU 2014-09 is that an entity shall recognize revenue when the transfer of goods or services to the customer has been satisfied. To determine this, the following five steps are utilized: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

For revenue earned from transactions which includes a trade date; the trade date will mark completion of the performance obligation and recognition of revenue. When contracts include performance obligations that are completed over time, revenue will be earned ratably over the time period of the performance obligation. Performance obligations may include contingencies that must be satisfied before revenue can

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

be recognized. In such instances, revenue will be earned once the contingencies have been satisfied. Retainers will be recorded as deferred revenue.

At December 31, 2021, the Company had deferred revenue totaling $397,081, which is included in accounts payable and other liabilities in the statement of financial condition. For the year ended December 31, 2021, the Company recognized from deferred revenue, $265,419 as advisory services revenue and received advance payments, retainers, for future engagements totaling $485,000.

Leases – The Company determines if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in secured loan payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and its related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The interest rate to be used should be the rate implicit in the lease, whenever that rate is readily determinable, otherwise use the Company's incremental borrowing rate. The incremental borrowing rate is determined as the rate of interest the Company would have to pay to borrow an amount equal to the total lease payments on a collateralized basis over a similar term in a similar economic environment.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

For short-term leases, defined as a lease term of twelve months or less, the Company has elected not to apply the recognition requirements and recognize lease payments in the statement of income on a straight-line basis and recognize variable lease payments, if any, as incurred.

The Company has elected to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment.

Income Taxes - The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State Surcharge, while the shareholder is liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files a federal income tax return and files income tax returns in various states where the Company operates. The Company is not subject to income tax return examinations by major taxing authorities for years prior to 2018. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes accrued interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2021.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the USA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – In June 2016, the FASB issued ASU 2016-13, *Financial Statements - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to ascertain credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2022. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its financial statements.

NOTE 3 – COVID-19 PANDEMIC

The COVID-19 pandemic, which began during early 2020, created economic uncertainties which could negatively impact future operations. However, the impact and duration of the pandemic on the Company cannot be reasonably estimated at this time. The Company did not experience any noticeable negative impact as a result of the pandemic during the year ended December 31, 2021.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment at December 31, 2021, consisted of the following:

Furniture and fixtures	$	54,428
Office equipment		38,946
Telecommunications equipment		31,679
Computer equipment		9,789
		134,842
Accumulated depreciation		125,047
	$	9,795

For the year ended December 31, 2021, the Company incurred depreciation expense totaling $32,696, which is included in general and administrative expense in the statement of income.

NOTE 5 – LEASES

The Company may have both operating leases and finance leases for: office space, furniture and fixtures, office equipment, telecommunications equipment and computer equipment. At December 31, 2021, the Company had only a single financing lease and two short-term operating leases. The finance lease has a remaining term of less than one year and does not contain an option to either extend or terminate the lease term.

During April 2021 and May 2021, the Company entered into two separate short-term office leases, each with a one year term and monthly payments of $20,000 and $1,379, respectively. Neither lease has an option to extend or terminate. The Company subsequently sub-leased two of the separate offices, from the April 2021 lease, to independent third parties for a combined $5,000 per month, both sub-lease agreements expire during April 2022.

For the year ended December 31, 2021, the Company incurred $136,418 of short-term lease costs and had $43,745 of sub-lease revenue, both of which are included in occupancy and equipment costs in the statement of income.

The components of lease expense for the year ended December 31, 2021, were as follows:

Operating lease costs:		
Amortization of right-of-use assets	$	156,440
Interest on operating lease liabilities		980
Total operating lease costs	$	157,420
Finance lease costs:		
Interest on finance leases	$	2,130
Short-term lease costs	$	136,418
Sub-lease revenue	$	43,745

Supplemental statement of financial condition information at December 31, 2021, relating to leases were as follows:

Operating Leases:

Right-of-use assets	$	962,669
Accumulated amortization		962,669
Right-of-use assets, net	$	-

NOTE 5 – LEASES (continued)

Finance Leases:

Property and equipment, at cost	$	134,842
Accumulated depreciation		125,047
Property and equipment	$	9,795
Secured loan payable	$	7,848

Weighted Average Remaining Lease Terms:

Finance Lease	0.7 years

Weighted Average Discount Rate:

Finance Lease	10%

NOTE 6 – LOANS PAYABLE

During December 2021, the Company entered into an unsecured loan, financing the annual premium for professional liability insurance totaling $139,310. The term of the loan is ten months, accrues interest at 6.59% and requires monthly payments of principal and interest of $14,355. The loan may be prepaid at any time without penalty.

During June 2020, the Company was fined by FINRA and received an unsecured loan for $28,125. The term of the loan is 24 months, accrues interest at 6.25% and requires monthly payments of principal and interest totaling $1,250. The loan may be prepaid at any time without penalty.

During August 2018, the Company entered into a secured loan obligation for financing office equipment. The loan has a term of 48 months, accrues interest at 12.0% and requires monthly payments of principal and interest of $1,026. The loan may be prepaid at any time without penalty.

For the year ended December 31, 2021, the Company incurred $9,349 of interest expense, which is included in general and administrative expense in the accompanying statement of income.

Maturities of various loans payable at December 31, 2021, were as follows:

Year	Unsecured Loans Payable	Secured Loan Payable
2022	$ 151,045	$ 8,205
Total lease payments	151,045	8,205
Less imputed interest	(4,378)	(357)
	$ 146,667	$ 7,848

NOTE 7 – PAYCHECK PROTECTION LOAN

During May 2020, the Company entered into a promissory note with Emigrant Bank totaling $422,106, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act and applicable regulations (the "CARES Act"). The funds were used for certain qualifying expenses as described in the CARES Act. During January 2021, the entire promissory note and accrued interest was forgiven by the Small Business Administration.

NOTE 8 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, the Company is subject to minimum capital requirements of $45,000 as required by Commodity Futures Trading Commission regulation 1.17 of the Commodity Exchange Act. At December 31, 2021, the Company had net capital and a net capital requirement of $833,857 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.68 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 9 - RELATED PARTY TRANSACTIONS

For the year ended December 31, 2021, Dalstar Corp., an entity owned by the Company's shareholder was paid commissions and consulting fees totaling $825,585 and $243,000, respectively. Commissions are included in commissions and salaries while the consulting fees are included in consulting fees in the accompanying statement of income.

For the year ended During 2021, the Company, acting as paymaster for Axiom Investment Management, LLC, an entity owned by the Company's shareholder, made advances totaling $42,507 and was reimbursed $14,645. At December 31, 2021, the Company was owed $27,862 from Axiom Investment Management, LLC which was repaid on January 21, 2022.

NOTE 10 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("Clients") through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the Client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the Client's obligations. In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. Additionally, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and/or other counterparty with which it conducts business.

During 2020 and 2021, the Company has been involved with various legal matters relating to private placement investments made on behalf of its clients. During 2020, the Company initiated a claim with its professional liability insurance carrier to pay for legal fees and settlement costs related to these legal matters. The Company exhausted its $1,000,000 coverage during 2020. The Company is now responsible for all costs incurred from these matters. At December 31, 2021, only a few matters remain active. For the year ended December 31, 2021, the Company paid $40,665 in legal fees relating to these matters which is

NOTE 10 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (continued)

included in consulting fees in the statement of income. Management believes it has a meritorious defense of the remaining matters and intends to vigorously defend itself.

NOTE 11 - FAIR VALUE MEASUREMENTS

The Company's financial instruments, including cash, receivables and other assets are carried at amounts which approximate fair value, due to the short-term nature of the assets. Securities owned, if any, are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value, due to the short-term nature of the liabilities. The Company's assets and liabilities recorded at fair value have been categorized based upon fair value hierarchy accordance with ASC 820. At December 31, 2021, the Company did not hold any securities in either Level 2 or Level 3.

The following table presents information about the Company's assets measured at fair value at December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities, at fair value	$ 6,920	$ -	$ -	$ 6,920

The Company did not have any significant transfers of securities between Level 1, Level 2 or Level 3 of the fair value hierarchy during the year ended December 31, 2021.

NOTE 12 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustment.